

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2020

William Ackman
Chief Executive Office
Pershing Square Tontine Holdings, Ltd.
787 Eleventh Avenue, 9th Floor
New York, NY 10019

> **Re: Pershing Square Tontine Holdings, Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 13, 2020**
> **File No. 333-239342**

Dear Mr. Ackman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 9, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed July 13, 2020

Valuation of Sponsor Warrants, page 173

1.  We note your response to comment 13 and revised disclosure starting on page 173. Please provide additional disclosure about the assumptions underlying the valuation of the Sponsor Warrants. For example, please disclose:
    - the estimated volatility of the post-combination company;
    - the range of equity values of the initial business combination used to determine the number of shares issuable upon exercise of the Sponsor Warrants, and the amount of reductions and increases in proceeds you assumed for stockholder redemptions, forward purchase agreements, PIPEs and other equity capital, and the basis for these assumptions;

- the factor which took into account that the probability of consummating an initial business combination was less than 100%, the historical precedents you observed and the adjustments you made to account for your larger size and smaller universe of targets; and
- the illiquidity discount used to account for the three-year restriction on sale, transfers and exercise.

Underwriting, page 191

2.   We note that you have removed the underwriter's over-allotment option, as well as disclosure regarding naked short positions.  We also note that you continue to refer to syndicate covering transactions.  Please clarify whether the underwriters can create a naked short position and explain how they would close it out.  Please also disclose when a naked short position will be created, for example, if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

   You may contact Babette Cooper at 202-551-3396 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.  Please contact Jonathan Burr at 202-551-5833 or Pamela Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction